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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 to
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT
Under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

MICROVISION, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, No Par Value,
Having an Exercise Price of Greater than $10.00 or Expiring on or before May 30, 2003
(Title of Class of Securities)

N/A*
(CUSIP Number of Class of Securities)

Thomas Walker
Vice President, General Counsel
Microvision, Inc.
19910 North Creek Parkway
Bothell, WA 98011-3008
(425) 415-6847 (telephone)
(425) 481-1625 (facsimile)
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Filing Person)

Copy to:
Christopher J. Voss
Stoel Rives LLP
One Union Square, 36th Floor, Seattle, WA 98101-3197
(206) 624-0900 (telephone)
(206) 386-7500 (facsimile)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:

$4,426,691**	$885.34

*
There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 594960106.

**
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,854,519 shares of common stock of Microvision, Inc. having an aggregate value of $4,426,691 as of October 28, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11a2 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $885.34	Filing Party: Microvision, Inc.
Form or Registration No.: Schedule TO (File No. 005-50198)	Date Filed: November 1, 2002
applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.    Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated November 1, 2002 (the "Offer to Exchange"), previously filed as Exhibit (a)(1), is incorporated herein by reference.

Item 2.    Subject Company Information.

          (a)  The name of the issuer is Microvision, Inc., a Washington corporation ("Microvision" or the "Company"). The address of its principal executive office is 19910 North Creek Parkway, Bothell, Washington 98011-3008 and the telephone number is (425) 415-6847. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Microvision") is incorporated herein by reference.

          (b)  This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain options currently outstanding under the Company's 1993 Stock Option Plan (the "1993 Plan") and 1996 Stock Option Plan (the "1996 Plan" and, collectively with the 1993 Plan, the "Plans"), and certain options granted outside the Plans (the "Non-Plan Grants"), to purchase an aggregate of 3,854,519 shares of the Company's common stock, no par value, granted to employees of the Company or its subsidiary Lumera Corporation ("Lumera") that (i) have exercise prices of greater than $10.00 per share, but excluding options granted as part of the Company's special ongoing option grant made on October 24, 2001 with an exercise price of $15.00 per share, or (ii) were granted under a prior options policy with expiring terms less than eight years and expiring on or before May 30, 2003 (collectively, the "Eligible Options"), for new options that will be granted under the 1996 Plan, except that the Non-Plan Grants may be exchanged for options granted outside the 1996 Plan (collectively, the "New Options"). Holders of Eligible Options who received option grants on or after May 1, 2002, must exchange those options in full to participate in this offer. The offer is made on the terms and subject to the conditions set forth under "The Offer" and "Summary Term Sheet" in the Offer to Exchange and in the related Option Exchange Election Form. Employees are eligible to participate in the offer if they are employees of the Company or Lumera as of November 1, 2002 and remain employees through the date on which the New Options are granted.

          (c)  The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

          (a)  The filing person is the issuer. The information set forth under Item 2(a) above and in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 4.    Terms of the Transaction.

          (a)  The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Electing to Exchange Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

          (b)  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Arrangements.

          (e)  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The 1993 Plan previously filed as Exhibit (d)(1), the form of option agreement under the 1993 Plan previously filed as Exhibit (d)(2), the 1996 Plan previously filed as Exhibit (d)(3), the form of non-qualified option agreement under the 1996 Plan previously filed as Exhibit (d)(4), the form of incentive stock option agreement under the 1996 Plan previously filed as Exhibit (d)(5) and the form of option agreement for options granted outside the Plans previously filed as Exhibit (d)(6) contain information regarding the subject securities and are incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

          (a)  The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

          (b)  The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

          (c)  The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

          (a)  The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

          (b)  The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

          (d)  Not applicable.

Item 8.    Interest in Securities of the Subject Company.

          (a)  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

          (b)  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.    Person/Assets, Retained, Employed, Compensated

          (a)  Not applicable.

Item 10.    Financial Statements.

          (a)  The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Microvision") and Section 16 ("Additional Information"), and in the Company's (i) Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002; (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 13, 2002 and amended on May 13, 2002; and (iii) Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002, which contain the Company's financial statements, are incorporated herein by reference. A copy of the Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can be accessed electronically on the Securities and Exchange Commission's web site at www.sec.gov.

          (b)  Not applicable.

Item 11.    Additional Information.

          (a)  The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

          (b)  Not applicable.

Item 12.    Exhibits.

Exhibit Number	Description
(a)(1)	Offer to Exchange, dated November 1, 2002.*
(a)(2)	Form of Option Exchange Election Form.*
(a)(3)	The Company's annual report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference.
(a)(4)	The Company's quarterly report on Form 10-Q for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002 and incorporated herein by reference.
(a)(5)
The Company's quarterly report on Form 10-Q for the quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 13, 2002 and amended on May 13, 2002 and incorporated herein by reference.
(a)(6)	Press Release dated November 1, 2002.
(a)(7)	Form of Letter to Eligible Option Holders.
(b)	Not applicable.
(d)(1)
Microvision, Inc. 1993 Stock Option Plan, as amended, previously filed as an exhibit to the Company's Registration Statement on Form SB-2, Registration No. 333-5276-LA and incorporated herein by reference.
(d)(2)	Form of Option Agreement issued pursuant to the Microvision, Inc. 1993 Stock Option Plan.*
(d)(3)
Microvision, Inc. 1996 Stock Option Plan, as amended, previously filed as an exhibit to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.
(d)(4)	Form of Non-Qualified Option Agreement issued pursuant to the Microvision, Inc. 1996 Stock Option Plan.*
(d)(5)	Form of Incentive Stock Option Agreement issued pursuant to the Microvision, Inc. 1996 Stock Option Plan.*
(d)(6)	Form of Option Agreement for options granted outside of the Plans.*
(g)	Not applicable.
(h)	Not applicable.

*
Filed previously.

Item 13.    Information Required by Schedule 13E-3.

  (a)
  Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2002	MICROVISION, INC.
	By	/s/ RICHARD F. RUTKOWSKI Richard F. Rutkowski Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Offer to Exchange, dated November 1, 2002.*
(a)(2)	Form of Option Exchange Election Form.*
(a)(3)	The Company's annual report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference.
(a)(4)	The Company's quarterly report on Form 10-Q for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002 and incorporated herein by reference.
(a)(5)
The Company's quarterly report on Form 10-Q for the quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 13, 2002 and amended on May 13, 2002 and incorporated herein by reference.
(a)(6)	Press Release dated November 1, 2002.
(a)(7)	Form of Letter to Eligible Option Holders.
(d)(1)
Microvision, Inc. 1993 Stock Option Plan, as amended, previously filed as an exhibit to the Company's Registration Statement on Form SB-2, Registration No. 333-5276-LA and incorporated herein by reference.
(d)(2)	Form of Option Agreement issued pursuant to the Microvision, Inc., 1993 Stock Option Plan.*
(d)(3)
Microvision, Inc. 1996 Stock Option Plan, as amended, previously filed as an exhibit to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.
(d)(4)	Form of Non-Qualified Option Agreement issued pursuant to the Microvision, Inc. 1996 Stock Option Plan.*
(d)(5)	Form of Incentive Stock Option Agreement issued pursuant to the Microvision, Inc. 1996 Stock Option Plan.*
(d)(6)	Form of Option Agreement for options granted outside of the Plans.*

*
Filed previously.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Person/Assets, Retained, Employed, Compensated
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits .
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX